Exhibit 99.31

Torex Gold Reports Latest Results from Drilling Program at ELG Underground

Excellent results continue to support the potential to expand and upgrade mineral resources and support replacement of mined reserves

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - October 6, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) announces further assay results from the Company’s 2025 drilling program at ELG Underground, primarily focused on drilling around the El Limón Sur and Sub-Sill trends. These new results continue to support the Company’s target of extending the mine life of ELG Underground by identifying new structures of higher-grade mineralization, expanding resources, and replacing mined reserves.

Jody Kuzenko, President & CEO of Torex, stated:

“We continue to be impressed by the drilling results at ELG Underground. The discovery of second order mineralized structures parallel to the El Limón Sur and Sub-Sill trends underpins our belief that we have yet to unlock the full geologic potential of this deposit. Importantly, the drilling results along these newly discovered structures are returning exceptional grades, including 21.2 metres (“m”) at 28.13 grams per tonne gold equivalent (“gpt AuEq”) in LS-414 and 24.6 m at 17.06 gpt AuEq in LS-424, a strong indication that we will be able to add to the resource inventory with our year-end mineral reserves and resources update in March 2026.

“At the El Limón Sur and Sub-Sill trends, drilling targeting the intersection of these north-south trending corridors with the northeast trending faults continues to extend known mineralization both laterally and vertically, which is expected to further build on the track record of year-over-year resource and reserve growth demonstrated at ELG Underground.

“With $12 million of drilling budgeted at the deposit this year, the results released today, combined with the outstanding results we published earlier this year, all come together to support our objective of extending the mine life of the deposit beyond 2029. The ability to replace depletion at ELG Underground is a key contributor to maintaining annual gold equivalent payable production above 450,000 ounces beyond 2030, as additional reserves from ELG Underground serve to defer the processing of lower grade stockpiles to a later date.”

All references to drill hole intercepts are to true widths unless otherwise stated. Further information on drill results and gpt AuEq calculations can be found in Tables 1 to 5, with more detailed drill results found in Table 4 (El Limón Sur Trend) and Table 5 (Sub-Sill Trend).

HIGHLIGHTS

El Limón Sur and Sub-Sill Second Order Structures

•

Drilling has discovered two second order structures associated with the El Limón Sur and Sub-Sill trends. Both of these structures returned exceptional high grade results, with notable intercepts to the west of the El Limón Sur Trend that include 11.1 m at 12.37 gpt AuEq in LS-413; 21.2 m at 28.13 gpt AuEq in LS-414; 10.2 m at 13.87 gpt AuEq in LS-416; 18.1 m at 8.66 gpt AuEq in LS-422; and 24.6 m at 17.06 gpt AuEq in LS-424. At the new mineralized corridor to the east of the Sub-Sill Trend, the most compelling results are 2.9 m at 25.73 gpt AuEq in SST-409 and 3.2

m at 6.33 gpt AuEq in SST-379 (Figure 1, Table 1).

•

The discovery of these new structures indicates there may be more undiscovered mineralized trends/corridors at ELG Underground and continues to demonstrate the underlying resource potential of the deposit. The new discoveries also support the potential to expand and upgrade resources with the year-end mineral reserves and resources update.

El Limón Sur Trend

•

Drilling at depth confirmed high-grade mineralization at 480 metres above sea level (“m.a.s.l.”) in drill hole LS-425, 1.6 m at 37.97 gpt AuEq and 2.3 m at 15.01 gpt AuEq, indicating the Trend remains open at depth.

•

Drilling also returned multiple high-grade intercepts between 800 m.a.s.l. and 480 m.a.s.l. outside of the defined resource boundary, supporting the target of expanding resources. Notable results include 18.2 m at 10.67 gpt AuEq in LS-403, 8.6 m at 6.61 gpt AuEq in LS-421, 4.0 m at 27.91 gpt AuEq in LDUG-390, and 6.4 m at 7.80 gpt AuEq in LDUG-410 (Figure 2, Table 2).

Sub-Sill Trend

•

At the Sub-Sill Trend, drilling has demonstrated continuous mineralization at depth around 500 m.a.s.l. as well as at shallower levels where mineralization is open laterally, indicating the potential for resource growth in both directions. Notable mineralized intercepts include 6.8 m at 8.22 gpt AuEq in SST-402, 14.8 m at 4.44 gpt AuEq in SST-406, 4.2 m at 9.07 gpt AuEq in SST-414, 5.0 m at 8.35 gpt AuEq in SST-394, and 2.7 m at 50.73 gpt AuEq at SST-387 (Figure 3, Table 3).

ELG UNDERGROUND DRILLING PROGRAM

Drilling results continue to support the primary objective of the ELG Underground drilling program to increase resource inventory and replace mined reserves to support the Company’s overall objective of maintaining production above 450,000 gold equivalent ounces (“oz AuEq”) per year beyond 2030. The program remains focused on identifying high-grade mineralization extensions along the El Limón Sur, El Limón Deep, El Limón West, and Sub-Sill trends. Drilling results presented in this release focus on the success along the El Limón Sur and Sub-Sill trends.

Torex has budgeted $12 million towards drilling at ELG Underground in 2025. Drilling is progressing well with four rigs currently working in the area. Assay results presented in this news release are for the 25,163 m drilled between February and July 2025, with results for 36,086 m of the 48,000 m of drilling planned for 2025 now reported. The focus of this drilling program was on advanced exploration and resource categorization, targeting extensions of existing resources and upgrading Inferred to Indicated Resources at the main mineralized trends. Drilling results confirm the grades and continuity of mineralization within the resource and show high-grade mineralized resource extensions.

NEWLY DISCOVERED SECOND ORDER STRUCTURES

The latest drilling results have outlined high-grade mineralization along two second order structures running parallel to both the El Limón Sur and Sub-Sill trends. These parallel structures likely acted as conduits for mineralizing fluids (Figure 1). The highest-grade intercepts and more continuous mineralization occur at the intersection of these secondary structures and northeast first order structures, primarily at the Z71 and La Flaca faults. The discovery of these new structures shows that the mineralized potential of this deposit is yet to be fully defined and indicates a strong potential to continue to expand resources and replace reserves year after year.

Table 1: Recent highlights from the 2025 drilling program along the second order structures

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)
LS-413	75.9	87.5	11.6	11.1	12.04	1.4	0.19	12.37
LS-414	66.1	87.5	21.4	21.2	27.99	4.9	0.05	28.13
LS-416	78.1	89.0	10.9	10.2	13.83	1.9	0.01	13.87
LS-422	75.0	95.0	20.0	18.1	8.52	1.8	0.07	8.66
LS-424	153.4	180.3	26.9	24.6	16.99	2.5	0.02	17.06
SST-379	315.9	323.0	7.1	3.2	4.43	34.1	0.91	6.33
SST-409	307.5	317.0	9.5	2.9	23.91	25.6	0.92	25.73

Notes to Table:

1)	Drill hole intercepts are shown both in core length and true widths. Core recovery (%) is shown in Tables 4 and 5. Core and true width lengths subject to rounding. All assay results are uncapped.
2)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and uses the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

EL LIMÓN SUR TREND

Recent drilling along the El Limón Sur Trend has been focused on the central and northern zones, near the Trend’s intersections with the Z71 and La Flaca faults (Figure 2). Drilling has confirmed continuous high-grade intercepts at levels above 750 m.a.s.l. (LS-403, LS-421, LDUG-390, and LDUG-410) where mineralization remains open laterally. More discrete intercepts with very high grades were encountered at depth (LS-425) down to at least 480 m.a.s.l., demonstrating mineralization remains open in that direction. These results show potential for new Inferred Resources.

Table 2: Recent highlights from the 2025 drilling program along the El Limón Sur Trend

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)
LDUG-390	45.9	50.2	4.3	4.0	27.89	1.6	0.01	27.91
LDUG-410	112.0	121.0	9.0	6.4	7.63	3.9	0.07	7.80
LS-403	96.0	125.0	29.0	18.2	6.98	22.7	2.11	10.67
LS-425	157.0	158.7	1.8	1.6	37.94	1.9	0.00	37.97

Notes to Table:

1)	Drill hole intercepts are shown both in core length and true widths. Core recovery (%) is shown in Table 4. Core and true width lengths subject to rounding. All assay results are uncapped.
2)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

SUB-SILL TREND

Drilling along the Sub-Sill Trend is currently focused on the main ore shoot near the Trend’s intersection with the Z71 fault (Figure 3). The objectives of the program in this area are to upgrade Inferred Resources to the Indicated category, extend resources beyond the current resource boundary, and confirm mineralization continuity and extension at depth.

Results indicate strong potential to upgrade Inferred Resources as shown by the mineralization encountered in drill holes SST-402, SST-406, and SST-414. At the main ore shoot, drill holes SST-397, SST-389, and SST-383 confirm the extension of mineralization at depth down to 500 m.a.s.l. and indicate that mineralization remains open in that direction. Drill holes SST-394 and SST-387 show that mineralization also remains open laterally
(Table 3).

Table 3: Recent highlights from the 2025 drilling program along the Sub-Sill Trend

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)
SST-383	158.0	161.8	3.8	2.3	10.28	1.0	0.02	10.33
SST-387	182.7	187.5	4.8	2.7	49.85	23.1	0.36	50.73
SST-389	183.5	186.0	2.6	1.4	31.58	3.4	0.01	31.63
SST-394	151.0	157.6	6.6	5.0	1.11	85.4	3.82	8.35
SST-397	220.0	222.0	2.0	0.9	4.14	0.5	0.00	4.15
SST-402	101.2	110.0	8.8	6.8	7.21	10.6	0.54	8.22
SST-406	31.0	46.0	15.0	14.8	3.25	9.5	0.67	4.44

Notes to Table:

1)	Drill hole intercepts are shown both in core length and true widths. Core recovery (%) is shown in Table 5. Core and true width lengths subject to rounding. All assay results are uncapped.
2)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

ELG MINE COMPLEX GEOLOGY

The ELG Mine Complex, located in the central part of the Guerrero Gold Belt in southwest Mexico, is hosted in the Mesozoic carbonate-rich Morelos Platform which has been intruded by Paleocene granodiorite stocks, sills, and dikes, and the uplifting of the block close to surface by maar-diatreme complexes. Skarn-hosted gold mineralization develops along contacts of the intrusive rocks and carbonate-rich sedimentary rocks of the Cuautla and Morelos Formations, as well as along the footwall contact of the Mezcala Formation. At depth, the mineralization has a strong structural control related to the main stages of deformation, with the collision of allochthonous terrain being responsible for the major north-south faults, while the almost east-west faulting is associated with the beginning of the subduction process.

Gold mineralization at ELG occurs in spatial association with a skarn body that was developed along a two-kilometre- long corridor following the northeast contact of the ELG granodiorite stock. The skarn zone that occurs at the marble stratigraphic level of the Morelos Formation is in contact with hornfels developed in the Mezcala Formation. At El Limón, skarn mineralization is also structurally controlled by north-south and north-east trending faults. Early-stage deposition corresponds to skarn alteration and mineralization at ELG and is fairly typical of calcic gold-skarn systems. Zones of coarse, massive, garnet-dominant skarn appear within and along the stock margin, with fine-grained pyroxene-dominant skarn more common at greater distances from the contact with the stock. Significant gold mineralization at ELG is spatially associated with the skarn, preferentially occurring in pyroxene-rich exoskarn but also hosted in garnet-rich endoskarn that has been affected by retrograde alteration, which suggests that the most important gold event is strongly related to bismuth, late stage, and of epithermal origin.

Dikes and sills are found to crosscut the hornfels and marble along the structural trends mentioned above and are spatially associated with the skarn formation. In some cases, these are the control of main gold mineralization stage at depth.

The style of mineralization at the El Limón Deep, El Limón Sur, Sub-Sill, and El Limón West trends is characterized by gold, with locally high silver and copper grades. Given that gold precipitates due to the buffer exerted by the early stage of calc-silicate alteration and sulfide mineralization, it is free and generally dissociated from the previous copper event mainly related to chalcopyrite.

QA/QC AND QUALIFIED PERSON

Torex maintains an analytical quality assurance and quality control (“QA/QC”) and data verification program to monitor laboratory performance and ensure high-quality assays. Results from this program confirm the reliability of the assay results. All sampling and analytical work for the mine exploration program is performed by SGS de Mexico S.A. de C.V. (“SGS”) in Durango, and by SGS at Morelos mine site facilities in Mexico. Gold analyses comprise fire assay with atomic absorption or gravimetric finish. External check assays for QA/QC purposes are performed at ALS Chemex de Mexico S.A. de C.V.

The analytical QA/QC program is currently overseen by Carlo Nasi, Manager, Geology for Minera Media Luna, S.A. de C.V. All samples reported have been checked against Company and Lab standards, and blanks. No core duplicate samples are taken.

Core sizes are mostly HQ in diameter and NQ core diameter is used sporadically if ground conditions require. Samples are sawn lengthwise in half. One half of the core is bagged and sealed for analytical analysis and one half is retained in the core box for reference.

Sample preparation is carried out by SGS facilities in Durango and the Morelos mine site, Mexico and consists of drying and crushing 3 to 5 kg to >75% passing 2 mm followed by pulverization of 500 g to >85% passing 75 μm (G_PRP89). Gold is analyzed at the SGS facilities in Durango and at the Morelos mine site following internal analytical protocols. Gold analysis comprises a 30 g fire assay with an atomic absorption finish (GE_FAA30V5). Over-limit results for gold analysis (for samples reported as >10,000 ppb or >10 ppm) comprises 30 g Au by fire assay with gravimetric finish (GO_FAG30V). Copper and silver analyses up to 300 ppm Ag, Cu up to 10%, and iron up to 10% analysis are completed via aqua regia digestion and atomic absorption finish (GO_AAS21C50). Multi-element geochemical analysis is done by an aqua regia digestion with detection by ICP-OES using SGS internal analytical protocol and are conducted at SGS facilities in Durango (GE_ICP14B).

External check assays for QC purposes are done on pulps and performed at ALS Global in Queretaro, Mexico. Approximately 3% of the samples collected from exploration and operation drilling as well as production samples are sent for analyses checks and assayed for Au, Ag, and Cu.

Internal and external check control results are reviewed daily by MML and an external audit by Qualitica Consulting Inc. is carried out quarterly. The outcome of the test work indicates that the precision and accuracy of the results received from SGS’ Durango and ELG mine site facilities are within acceptable tolerance ranges.

Scientific and technical information contained in this news release has been reviewed and approved by Rochelle Collins, P.Geo. (PGO #1412), Principal, Mineral Resource Geologist with Torex Gold Resources Inc., a “qualified person” (“QP”) as defined by NI 43-101. Ms. Collins has verified the information disclosed, including sampling, analytical, and test data underlying the drill results. Verification included visually reviewing the drill holes in three dimensions, comparing the assay results to the original assay certificates, reviewing the drilling database, and reviewing core photography consistent with standard practice. Ms. Collins consents to the inclusion in this release of said information in the form and context in which they appear.

Additional information on ELG Underground, sampling and analyses, analytical labs, and methods used for data verification is available in the Company’s technical report entitled the “Morelos Property, NI 43-101 Technical Report, ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study, Guerrero State, Mexico”, dated effective March 16, 2022 filed on March 31, 2022 (the “2022 Technical Report”) and in the annual information form (“AIF”) dated March 21, 2025, each filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, which is currently Mexico’s largest single gold producer. The Company recently acquired a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA, and has also entered into a definitive agreement to acquire a 100% interest in Prime Mining’s multi-million ounce Los Reyes gold-silver project in Sinaloa, Mexico.

The Company’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and to be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “objective”, “target”, “continue”, “potential”, “focus”, “demonstrate”, “belief” or variations of such words and phrases or statements that certain actions, events or results “will”, “would”, “could” or “is expected to” occur. Forward-Looking Information also includes, but is not limited to, statements that drilling results disclosed herein: provide strong indications that the Company will be able to add to resource inventory generally; will support, together with previously disclosed drilling results, extending the ELG Underground mine life beyond 2029; indicate that there may be more undiscovered mineralized trends/corridors at ELG Underground mine; indicate potential for resource growth in both directions at the Sub-Sill Trend; support the ability to expand and upgrade resources, and replace mined reserves, year after year; support the potential for new inferred resources at El Limón Sur Trend and the Sub-Sill Trend; support the Company’s objective of sustaining production levels for the Morelos Complex above 450,000 gold equivalent ounces beyond 2030; and indicate the potential to extend mineralization and increase mineral resources. Forward-Looking Information also include the Company’s key strategic objectives to: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; pursue disciplined growth and capital allocation; retain and attract best industry talent; and be an industry leader in responsible mining. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties associated with: the ability to upgrade mineral resources to categories of mineral resources with greater confidence levels or to mineral reserves; risks associated with mineral reserve and mineral resource estimation; and those risk factors identified in the 2022 Technical Report, the AIF, and the Company’s management’s discussion and analysis for the three and six months ended June 30, 2025 (the “MD&A”) or other unknown but potentially significant impacts. Forward-Looking Information is based on the assumptions discussed in the 2022 Technical Report, AIF, and MD&A, and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The 2022 Technical Report, AIF and MD&A are filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

Figure 1: Drilling has identified second order structures running parallel to main trends and extended known mineralization both laterally and vertically

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Figure 2: Drilling results along the El Limón Sur Trend indicate the potential to expand resources at depth

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Figure 3: Drilling results along the Sub-Sill Trend demonstrate potential to expand and upgrade mineral resources

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Table 4: Drill results along the El Limón Sur Trend

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LDUG-390	Infill	422209.5	1990019.0	722.0	291.0	-1.0	90.0	45.9	50.2	4.3	4.0	27.89	1.6	0.01	27.91	100.0
Including								48.3	50.2	1.9	1.8	58.80	3.0	0.00	58.84	100.0
LDUG- 408	Infill	422209.6	1990017.6	721.5	258.5	-27.5	384.0	114.5	116.4	1.9	1.6	13.70	13.0	0.32	14.38	100.0
								222.7	225.0	2.3	2.0	6.38	1.9	0.01	6.41	100.0
LDUG-410	Infill	422209.8	1990017.7	721.3	257.9	-43.5	456.0	112.0	121.0	9.0	6.4	7.63	3.9	0.07	7.80	98.3
LS-380	Step- Out	421646.8	1989805.7	571.1	86.0	-13.7	627.0	434.5	436.9	2.4	2.3	1.92	6.4	0.20	2.34	100.0
LS-381	Step- Out	422210.2	1990019.6	721.1	291.0	-53.0	207.0	110.6	114.6	4.0	2.3	1.23	13.8	0.78	2.66	99.7
LS-382	Step- Out	422209.9	1990016.9	721.1	242.0	-32.0	171.0	104.4	107.1	2.7	2.0	5.95	5.6	1.01	7.65	100.0
Including								104.4	105.4	1.0	0.8	14.30	5.0	0.87	15.76	100.0
LS-383	Step- Out	422204.5	1990127.8	676.5	242.0	15.0	132.0	105.2	109.0	3.8	3.2	0.30	0.5	0.08	0.43	100.0
LS-385	Infill	422149.1	1989629.2	807.9	270.0	40.0	180.0	126.7	130.2	3.5	2.7	2.93	1.5	0.10	3.11	100.0
								169.1	174.4	5.3	4.0	0.10	1.5	0.05	0.20	99.1
LS-386	Step- Out	422204.5	1990128.2	676.5	242.0	-30.0	132.0	117.2	120.0	2.8	2.1	0.41	7.2	0.67	1.59	100.0
LS-387	Step-	422149.1	1989629.15	806.271	268.11	18.13	219	93.1	100.3	7.2	6.8	2.32	7.4	0.22	2.77	100.0
	Out
								107.0	126.0	19.0	18.0	3.01	3.2	0.11	3.23	99.5
Including								115.0	119.0	4.0	3.8	6.12	2.0	0.07	6.26	98.3
								136.0	142.0	6.0	5.5	4.64	15.2	0.15	5.1	100.0
Including								140.6	142.0	1.4	1.3	18.50	54.0	0.25	19.6	100.0
LS-390	Step- Out	421646.8	1989805.2	570.8	93.0	-8.5	620.0	314.0	315.7	1.8	1.7	1.63	18.4	0.98	3.44	99.0
LS-391	Step- Out	422149.4	1989629.1	805.0	268.6	-10.4	222.0	70.5	74.7	4.3	4.2	3.05	21.7	0.15	3.56	100.0
LS-393	Step- Out	422149.3	1989627.9	807.2	242.9	33.6	201.0	162.1	170.1	8.0	5.9	0.02	0.5	0.01	0.05	100.0

LS-395	Step- Out	422146.6	1989628.0	805.5	243.0	6.0	189.0	160.1	167.6	7.5	6.6	4.55	1.0	0.10	4.72	100.0
LS-397	Step-Out	422149.5	1989629.1	805.3	270.0	2.0	210.0	132.0 193.6	137.0 198.7	5.0 5.1	5.0 5.1	5.89 0.40	2.4 18.4	0.07 0.62	6.03 1.64	100.0 100.0
LS-400	Step- Out	422149.2	1989628.4	806.5	256.5	26.0	201.0	114.0	117.7	3.7	3.2	8.78	12.2	0.30	9.43	100.0
LS-401	Step- Out	421647.0	1989805.2	571.4	94.0	5.7	400.0	312.5	314.1	1.5	1.5	1.42	1.0	0.00	1.44	100.0

Notes to Table

1)	Drill hole intercepts are shown both as core length and true widths.
2)	Core lengths subject to rounding. All assay results are uncapped.
3)	Coordinates are WGS 1984 UTMZone 14N.
4)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
5)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

Table 4 (continued): Drill results along the El Limón Sur Trend

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LS-403	Infill	422204.4	1990128.1	678.5	242.1	44.7	154.5	96.0	125.0	29.0	18.2	6.98	22.7	2.11	10.67	100.0
Including								100.5	103.5	3.0	1.9	10.04	56.0	4.67	18.27	100.0
Including								111.8	117.8	6.1	3.8	14.47	28.7	3.14	19.90	100.0
LS-404	Infill	422120.4	1989649.6	895.9	307.9	-23.3	150.0	118.0	122.3	4.3	3.1	8.55	1.6	0.12	8.77	100.0
LS-406	Infill	422120.3	1989649.4	896.2	301.1	-17.1	162.0	85.4	100.0	14.6	12.0	8.29	2.5	0.04	8.39	100.0
Including								98.2	100.0	1.8	1.5	37.74	5.0	0.20	38.12	100.0
								133.0	142.4	9.4	7.5	7.13	1.6	0.14	7.38	99.4
Including								138.5	141.4	2.8	2.3	12.40	1.5	0.03	12.47	98.4
LS-407	Infill	422120.4	1989649.9	896.8	309.3	-0.2	132.0	104.4	111.0	6.6	5.1	3.00	0.6	0.01	3.03	100.0
LS-409	Infill	422120.4	1989650.1	896.2	312.7	-15.0	141.0	73.1	84.0	10.9	7.8	16.52	1.2	0.03	16.58	100.0
Including								78.0	82.0	4.0	2.8	33.41	2.0	0.04	33.50	100.0
								95.0	112.2	17.2	13.0	9.16	1.5	0.10	9.34	99.5
Including								104.2	108.0	3.8	2.9	27.50	2.0	0.11	27.70	99.6
LS-411	Infill	422120.2	1989649.2	896.3	294.0	-13.9	144.0	101.3	110.6	9.4	8.3	9.85	0.7	0.03	9.90	100.0
Including								101.3	103.7	2.4	2.2	20.52	1.3	0.02	20.56	100.0
LS-413	Infill	422120.2	1989649.1	896.7	288.0	-1.0	116.6	56.8	57.9	1.1	1.0	11.00	16.0	0.23	11.57	98.1
								75.9	87.5	11.6	11.1	12.04	1.4	0.19	12.37	100.0
Including								84.0	87.5	3.5	3.3	35.27	2.4	0.36	35.88	100.0
LS-414	Infill	422120.1	1989648.4	896.7	278.0	-2.0	111.0	66.1	87.5	21.4	21.2	27.99	4.9	0.05	28.13	100.0
Including								76.6	79.5	2.9	2.9	36.94	7.9	0.01	37.07	100.0
Including								83.0	87.5	4.5	4.5	102.79	5.3	0.04	102.92	100.0
LS-416	Infill	422120.2	1989648.4	896.4	277.0	-14.0	132.0	65.6	71.1	5.4	5.2	2.81	1.6	0.10	2.99	100.0
								78.1	89.0	10.9	10.2	13.83	1.9	0.01	13.87	100.0
Including								81.0	82.9	1.9	1.8	32.34	3.0	0.00	32.38	100.0
Including								85.0	85.8	0.8	0.8	33.17	2.0	0.00	33.20	100.0

Notes to Table

1)	Drill hole intercepts are shown both as core length and true widths.
2)	Core lengths subject to rounding.All assay results are uncapped.
3)	Coordinates are WGS 1984 UTMZone 14N.
4)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
5)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

Table 4 (continued): Drill results along the El Limón Sur Trend

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LS-417	Infill	422120.3	1989648.3	896.0	274.1	-26.8	165.0	65.2	78.0	12.8	11.4	1.99	2.3	0.13	2.23	99.2
								89.3	96.7	7.4	6.6	5.79	1.1	0.02	5.83	100.0
Including								94.5	96.7	2.2	1.9	13.09	2.4	0.05	13.20	100.0
LS-419	Step- Out	422120.2	1989647.9	896.5	259.3	-9.0	129.0	63.3	85.1	21.8	21.2	2.77	1.2	0.06	2.89	100.0
Including								65.8	66.8	1.0	1.0	18.01	3.0	0.06	18.14	100.0
LS-421	Step- Out	422239.9	1989748.4	900.5	260.0	-21.2	303.0	76.0	84.3	8.3	7.6	2.79	14.4	0.28	3.41	98.7
								143.5	152.9	9.4	8.6	6.29	6.0	0.15	6.61	100.0
LS-422	Infill	422120.3	1989648.2	896.0	264.1	-24.2	132.0	75.0	95.0	20.0	18.1	8.52	1.8	0.07	8.66	99.4
Including								89.7	93.0	3.3	3.0	35.65	3.7	0.12	35.89	100.0
LS-424	Infill	422240.0	1989748.3	900.6	253.0	-17.5	270.0	153.4	180.3	26.9	24.6	16.99	2.5	0.02	17.06	99.4
Including								159.6	166.1	6.4	5.9	52.95	5.6	0.04	53.08	99.3
								225.9	228.2	2.3	2.1	10.00	8.3	0.30	10.59	100.0
LS-425	Step-	422318.1	1990011.1	629.9	269.5	-27.1	296.0	157.0	158.7	1.8	1.6	37.94	1.9	0.00	37.97	100.0
Including	Out							158.1	158.7	0.7	0.6	91.50	4.0	0.00	91.55	100.0
								281.6	284.5	2.9	2.3	7.93	60.7	3.92	15.01	100.0
Including								281.6	282.8	1.2	1.0	11.00	102.0	6.70	23.09	100.0
LS-426	Step- Out	422240.3	1989748.3	900.7	249.0	-19.0	315.0	93.8	96.4	2.7	2.4	1.41	6.6	0.11	1.68	100.0

Notes to Table

1)	Drill hole intercepts are shown both as core length and true widths.
2)	Core lengths subject to rounding. All assay results are uncapped.
3)	Coordinates are WGS 1984 UTMZone 14N.
4)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
5)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

Table 5: Drill results at the Sub-Sill Trend

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LDUG- 411	Infill	422299.9	1990429.1	719.5	248.0	1.0	200.0	173.9	178.0	4.1	3.8	0.03	3.4	0.09	0.21	100.0
LDUG- 412	Step- Out	422300.2	1990429.1	718.7	248.0	-18.5	180.0	151.3	153.7	2.5	2.2	0.47	44.0	0.09	1.17	100.0
SST-379	Step- Out	422534.9	1990159.5	1162.3	176.1	-47.9	354.0	315.9	323.0	7.1	3.2	4.43	34.1	0.91	6.33	99.1
SST-383	Step- Out	422181.6	1990137.6	674.2	113.4	-64.0	261.0	158.0	161.8	3.8	2.3	10.28	1.0	0.02	10.33	100.0
Including								161.3	161.8	0.5	0.3	67.30	4.0	0.06	67.45	100.0
SST-384	Step- Out	422211.5	1990128.4	674.7	104.0	-36.5	285.0	205.7	209.0	3.3	2.6	6.15	2.2	0.01	6.19	100.0
Including								207.7	209.0	1.3	1.0	14.90	4.0	0.00	14.95	100.0
SST-385	Step- Out	422534.9	1990159.9	1162.1	175.0	-54.5	387.0	311.9	324.7	12.7	5.5	1.16	4.6	0.10	1.38	100.0
SST-386	Infill	422211.3	1990128.2	674.9	113.5	-32.8	228.0	149.4	157.6	8.2	6.3	4.56	11.3	0.43	5.40	100.0
Including								150.5	151.5	0.9	0.7	23.40	20.0	0.66	24.71	100.0
								173.4	176.0	2.6	2.0	33.04	3.6	0.05	33.17	100.0
Including								173.4	175.0	1.6	1.2	46.00	4.0	0.00	46.06	100.0
SST-387	Step- Out	422214.0	1990018.2	720.5	76.2	-54.7	222.0	182.7	187.5	4.8	2.7	49.85	23.1	0.36	50.73	100.0
Including								185.4	187.5	2.2	1.2	111.21	20.7	0.07	111.58	100.0
SST-388	Step- Out	422576.1	1989995.6	1198.9	196.8	-70.6	270.0	246.3	255.0	8.7	2.6	5.83	17.2	0.76	7.28	100.0
Including								246.3	248.7	2.4	0.7	17.69	6.1	0.14	17.99	100.0
SST-389	Step- Out	422210.6	1990127.3	674.2	129.2	-61.9	210.0	183.5	186.0	2.6	1.4	31.58	3.4	0.01	31.63	100.0
Including								183.5	184.6	1.1	0.6	63.80	7.0	0.01	63.91	100.0
SST-390	Step- Out	422213.3	1990018.5	720.6	61.0	-73.3	261.0	234.3	237.3	3.0	1.1	0.03	0.5	0.00	0.04	100.0
SST-391	Infill	422210.5	1990125.9	675.5	145.0	-7.1	90.0	70.0	73.0	3.0	1.7	0.79	3.3	0.09	0.98	100.0
SST-392	Infill	422211.4	1990128.4	675.2	87.4	-18.6	210.0	161.1	163.1	2.0	1.9	2.54	17.9	0.68	3.86	100.0

								186.3	189.6	3.3	3.1	2.13	32.2	2.20	6.08	99.5
SST-393	Step-Out	422215.4	1990018.5	720.5	74.4	-37.8	324.0	193.5	198.5	5.0	3.8	4.78	1.1	0.02	4.84	100.0
Including								193.5	195.0	1.5	1.1	12.40	0.5	0.00	12.41	100.0
SST-394	Step- Out	422211.5	1990128.4	674.7	88.3	-39.7	276.0	151.0	157.6	6.6	5.0	1.11	85.4	3.82	8.35	36.1
SST-395	Step- Out	422210.7	1990126.0	674.7	133.0	-39.0	111.0	71.1	72.2	1.2	0.7	1.33	9.0	0.59	2.39	100.0

Notes to Table

1)	Drill hole intercepts are shown both as core length and true widths.
2)	Core lengths subject to rounding. All assay results are uncapped.
3)	Coordinates are WGS 1984 UTMZone 14N.
4)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
5)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

Table 5 (continued): Drill results at the Sub-Sill Trend

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
SST-396	Step- Out	422182.0	1990137.8	674.2	107.9	-57.1	231.0	162.2	167.5	5.3	3.0	2.04	0.9	0.04	2.12	100.0
								188.0	192.0	4.0	2.5	1.88	0.5	0.02	1.92	100.0
SST-397	Step- Out	422182.1	1990137.8	674.2	128.8	-65.5	261.0	220.0	222.0	2.0	0.9	4.14	0.5	0.00	4.15	97.3
SST-398	Step- Out	422211.4	1990129.0	675.2	77.0	-18.4	315.0	151.4	155.0	3.7	3.4	0.57	8.5	0.30	1.16	100.0
SST-400	Infill	422247.0	1989748.0	904.0	101.3	41.5	178.5	132.5	139.3	6.8	5.0	3.01	5.0	0.22	3.42	97.9
								166.2	169.0	2.8	2.1	3.78	3.1	0.11	3.99	100.0
SST-401	Infill	422384.2	1989903.8	1051.1	263.1	33.4	60.0	42.6	44.8	2.3	1.9	2.15	1.2	0.03	2.22	100.0
SST-406	Infill	422342.8	1989895.6	1044.5	270.5	8.7	60.0	31.0	46.0	15.0	14.8	3.25	9.5	0.67	4.44	99.5
Including								33.9	34.7	0.7	0.7	14.56	105.0	9.21	30.73	98.3
SST-402	Infill	422246.6	1989747.8	903.9	112.5	44.0	177.0	101.2	110.0	8.8	6.8	7.21	10.6	0.54	8.22	99.4
SST-403	Infill	422383.2	1989905.2	1050.5	294.0	19.5	70.0	57.2	60.2	3.0	2.6	0.85	13.4	0.43	1.71	100.0
SST-404	Infill	422384.1	1989902.9	1050.1	237.0	19.0	100.0	81.5	83.7	2.3	1.8	0.04	0.5	0.01	0.05	100.0
SST-405	Infill	422246.5	1989747.7	904.1	120.3	46.0	150.0	109.8	111.0	1.1	0.8	2.34	17.0	0.90	4.01	100.0
SST-406	Infill	422342.8	1989895.6	1044.5	270.5	8.7	60.0	31.0	46.0	15.0	14.8	3.25	9.5	0.67	4.44	99.5
Including								33.9	34.7	0.7	0.7	14.56	105.0	9.21	30.73	98.3
SST-407	Infill	422343.2	1989896.9	1044.7	308.5	15.2	50.0	31.7	35.4	3.7	2.8	7.85	33.5	1.78	11.14	100.0
SST-408	Infill	422342.2	1989894.0	1045.7	233.1	23.7	70.0	51.8	54.0	2.2	1.6	1.70	0.5	0.01	1.72	100.0
SST-409	Step- Out	422570.9	1990144.5	1162.7	187.4	-45.7	340.0	307.5	317.0	9.5	2.9	23.91	25.6	0.92	25.73	100.0
Including								312.0	315.3	3.3	1.0	61.51	61.0	2.25	65.90	100.0
SST-410	Infill	422093.9	1990077.2	1041.4	118.0	-18.1	186.0	162.3	167.1	4.8	4.0	1.68	2.7	0.12	1.90	100.0
SST-411	Step- Out	422570.6	1990144.9	1162.6	193.0	-46.0	357.0	338.0	339.6	1.6	0.6	5.05	24.0	0.07	5.47	99.0
SST-412	Infill	422093.9	1990077.2	1041.4	117.1	-11.8	205.0	184.2	186.5	2.3	2.0	7.45	2.0	0.03	7.53	100.0
Including								184.2	185.4	1.2	1.0	13.23	2.0	0.02	13.29	100.0
								190.9	196.9	6.0	5.2	4.32	1.9	0.10	4.51	100.0
Including								190.9	191.9	0.9	0.8	22.7	3.0	0.0	22.8	100.0

Notes to Table

1)	Drill hole intercepts are shown both as core length and true widths.
2)	Core lengths subject to rounding. All assay results are uncapped.
3)	Coordinates are WGS 1984 UTMZone 14N.
4)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
5)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

Table 5 (continued): Drill results at the Sub-Sill Trend

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
SST-414	Infill	422093.6	1990076.8	1041.2	127.0	-20.0	192.0	185.1	190.7	5.6	4.2	8.19	9.7	0.47	9.07	98.7
Including								188.7	190.7	2.0	1.5	14.58	15.0	0.65	15.81	98.6
SST-415	Infill	422093.7	1990077.0	1041.0	123.0	-26.0	170.0	158.2	162.4	4.2	3.3	1.86	4.0	0.19	2.22	100.0
SST-416	Infill	422246.7	1989747.6	903.4	119.0	35.2	216.0	177.0	178.0	1.0	0.8	2.46	1.0	0.06	2.56	100.0
SST-417	Infill	422093.9	1990077.4	1041.0	113.0	-23.2	165.0	150.6	153.0	2.4	2.0	0.06	0.8	0.05	0.15	100.0
SST-418	Infill	422547.4	1990154.1	1162.5	195.4	-59.6	380.0	359.8	367.4	7.5	2.5	2.57	17.1	0.63	3.80	99.8
Including								366.0	367.4	1.4	0.5	6.56	65.0	2.27	11.05	99.0
SST-419	Infill	422093.4	1990076.4	1041.1	135.0	-21.7	190.0	181.4	190.0	8.6	5.6	6.61	9.4	0.37	7.33	100.0
SST-420	Infill	422247.0	1989748.0	901.3	98.9	0.3	150.0	112.5	116.8	4.3	4.2	8.11	4.0	0.16	8.42	100.0
Including								115.5	116.8	1.3	1.3	23.40	3.0	0.07	23.54	100.0
SST-421	Step- Out	422547.4	1990154.1	1162.5	184.8	-50.3	369.0	290.8	292.1	1.3	0.4	1.62	7.0	0.31	2.21	99.7
SST-422	Infill	422094.0	1990077.4	1041.2	110.0	-17.1	186.0	144.1	146.0	1.9	1.7	0.19	1.0	0.01	0.22	100.0
SST-425	Infill	422547.4	1990154.1	1162.5	192.0	-56.9	474.0	114.2	116.3	2.1	0.6	0.04	92.0	0.21	1.54	100.0

Notes to Table

1)	Drill hole intercepts are shown both as core length and true widths.
2)	Core lengths subject to rounding. All assay results are uncapped.
3)	Coordinates are WGS 1984 UTMZone 14N.
4)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
5)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

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